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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ₿15648

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/07____ AND ENDING____12/31/07____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robeco Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

909 Third Avenue

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew J. Davis   212-908-0459

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Matthew J. Davis_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Robeco Securities, L.L.C._____ , as

of _____December 31_____ , 20 _07_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

Notary Public   02/19/2008

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Robeco Securities, L.L.C. (a Limited Liability Company)

As of December 31, 2007
With Report of Independent Registered Public Accounting Firm

Robeco Securities, L.L.C.
(a Limited Liability Company)

Financial Statements and Supplemental Information

Year Ended December 31, 2007

Contents



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Robeco Securities, L.L.C.

We have audited the accompanying statement of financial condition of Robeco Securities, L.L.C. (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Robeco Securities, L.L.C. at December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 19, 2008

Robeco Securities, L.L.C.
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2007

Assets		
Cash	$	545,203
Receivable from parent		1,969,648
Other assets		76,830
Total assets	$	2,591,681
Liabilities and Member's Equity		
Sales commissions payable	$	34,896
Total liabilities		34,896
Member's equity		2,556,785
Total liabilities and member's equity	$	2,591,681

See accompanying notes.

Robeco Securities, L.L.C.
(a Limited Liability Company)

Notes to Financial Statements

December 31, 2007

1. Organization

Robeco Securities, L.L.C. (the Company), a Delaware limited liability company, is a wholly-owned subsidiary of Robeco Investment Management, Inc. (the Parent). The Company was established as a limited purpose broker-dealer under the Securities Exchange Act of 1934 for the purposes of having registered sales representatives provide their services to the Parent.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Company in the preparation of its financial statements.

Placement fees are accrued when earned in accordance with the terms of the underlying agreements between the Company and the various funds managed by the Parent and for which the Company acts as placement agent.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable. Actual results may differ from those estimates.

3. Related Party Transactions

The Company receives a certain allocation of revenue attributable to commissionable sales of securities in accordance with placement agent agreements entered into between the Company and various hedge funds, funds of funds or mutual funds managed by the Parent. For the year ended December 31, 2007, such allocated revenue amounted to $661,319 and included in Receivable from parent in the statement of financial condition.

3. Related Party Transactions (continued)

The Company is charged for administrative services by its Parent based upon agreed upon allocation methodologies, as documented in the service level agreement. Such services consist of legal, compliance, accounting and executive administration. For the year ended December 31, 2007, such allocated expenses amounted to $320,000 and are netted against the receivable from parent in the statement of financial condition. Furthermore, an amount of $15,582 relating to income taxes is netted in Receivable from parent in the Statement of Financial condition.

4. Concentrations of Credit Risk

Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk.

5. Sales Commissions

Included in sales commissions are sales commission payments to registered sales representatives. The Company does not directly employ any personnel; however, certain employees of the Parent are registered sales representatives of the Company for purposes of the sale and distribution of registered securities offered by the Parent through the Company.

6. Income Taxes

The Company is a single member limited liability company and as such is disregarded as a separate entity from its Parent for Federal and state income taxes purposes. Therefore, the results of the Company's operations are included in the Parent's Federal and state income tax returns. However, the Parent allocates to the Company a portion of the consolidated income taxes as if the Company were a separate income taxpayer. For the year ended December 31, 2007, the parent allocated $15,582 to the Company.

7. Commitments and Contingencies

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position or results of operations.

8. Indemnifications

In the normal course of its business, the Company will indemnify the various funds managed by the Parent, for which the Company acts as placement agent, and/or the Parent, against loss, liability, claim, damage or expense, as incurred only with respect to statements or omissions made in reliance upon, and in conformity with, information furnished to the funds in writing by or on behalf of the Company for use in connection with offering documents or the annual or interim reports to investors. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the Basic or Aggregate Indebtedness method of Rule 15c3-1 which requires the Company to maintain minimum net capital of the greater of 6 2/3% of Aggregate Indebtedness or $5,000. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2007, the firm had net capital of $510,307 which was $505,307 in excess of the required net capital of $5,000.

